UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934



                          Essex International Inc.
                              (Name of Issuer)


                        Common Stock, $.01 par value
                       (Title of Class of Securities)


                                297025 10 8
                               (CUSIP Number)




          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297025 10 8      13G                   Page 2 of 6 pages
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 1      Name of Reporting Person

     BESSEMER HOLDINGS, L.P.

 2   Check the Appropriate Box If a Member of a Group*           (a) [x]

                                                                 (b) [ ]

 3   SEC Use Only

 4   Citizenship or Place of Organization

     Delaware

-------------------

                       5   Sole Voting Power

                           -0-
        NUMBER OF
         SHARES
      BENEFICIALLY     6   Shared Voting Power
        OWNED BY
          EACH             11,547,231
        REPORTING
       PERSON WITH
                       7   Sole Dispositive Power

                           -0-

                       8   Shared Dispositive Power

                           11,547,231

-------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person

     11,547,231

 10  Check Box If the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares*

 11  Percent of Class Represented By Amount In Row 9

     39.6%

 12  Type or Reporting Person*

     PN

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                   * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 297025 10 8      13G                   Page 3 of 6 pages
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  1  Name of Reporting Person

     BESSEC HOLDINGS, L.P.

 2   Check the Appropriate Box If a Member of a Group*           (a) [x]

                                                                 (b) [ ]

 3   SEC Use Only

 4   Citizenship or Place of Organization

     Delaware

-------------------

                       5    Sole Voting Power

                           - 0 -
      NUMBER OF
        SHARES         6   Shared Voting Power
     BENEFICIALLY
       OWNED BY            11,547,231
         EACH
      REPORTING        7   Sole Dispositive Power
     PERSON WITH
                           - 0 -

                       8   Shared Dispositive Power

                           11,547,231

-------------------

 9   Aggregate Amount Beneficially Owner by Each Reporting Person

     11,547,231

 10  Check Box If the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares*

 11  Percent of Class Represented By Amount In Row 9

     39.6%

 12  Type or Reporting Person*

     PN

--------------------------------------------------------------------------

                   * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 297025 10 8      13G                   Page 4 of 6 pages
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Item 1.   (a)  Name of Issuer:

               Essex International Inc.


          (b)  Address of Issuer's Principal Executive Offices:

               1601 Wall Street
               Fort Wayne, Indiana  46801-1601

Item 2
(a), (b) Name of Person Filing, Address of Principal Business Office and and (c). Citizenship:

               This statement is filed by Bessemer Holdings, L.P. ("BHLP") and by Bessec Holdings, L.P. ("Bessec"), each a Delaware limited partnership having its principal office at 630 Fifth Avenue, New York, New York 10111. The principal business of each of BHLP and Bessec is making investments for its own account and is carried on at its principal office. BHLP is the registered holder of 11,316,903 shares of Common Stock, and Bessec is the registered holder of 230,328 shares of Common Stock.

               The sole general partner of each of BHLP and Bessec is Kylix Holdings, L.L.C., a New York limited liability company ("Kylix"), which has its principal office at 630 Fifth Avenue, New York, New York 10111. Kylix's activities consist principally of acting as the general partner of, and investing in, BHLP, Bessec and related entities, which activities are principally conducted at its 630 Fifth Avenue office. The principal members of Kylix are Woods 1994 Family Partnership, L.P., a Delaware limited partnership ("WFLP"), Lindsay 1994 Family Partnership, a Delaware limited partnership ("LFLP"), Craighall Corporation, a Delaware corporation ("Craighall"), and Conaly Partners, a New York general partnership ("Conaly"), each of which has its principal office at 630 Fifth Avenue, New York, New York 10111. Each of WFLP, LFLP, Craighall and Conaly has designated a corporation to manage the activities of Kylix. The sole stockholder and president of each of these corporations is, respectively, Mr. Ward W. Woods, Mr. Robert D. Lindsay, Mr. Rodney A. Cohen and Mr. Adam P. Godfrey.

Item 2(d). Title of Class of Securities:

          Common Stock, par value $.01

Item 2(e). CUSIP Number:

          297025 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable



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CUSIP No. 297025 10 8      13G                   Page 5 of 6 pages
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Item 4.   Ownership:

          Each of BHLP and Bessec

          (a)  Amount Beneficially Owned:  11,547,231 shares

          (b)  Percent of Class:  39.6%

          (c)  Number of Shares  as to which  such  person has:

                   (i)  sole power to vote or to direct the vote:
                   0 shares

                   (ii)  shared power to vote or to direct the vote:
                   11,547,231 shares

                   (iii)  sole  power  to  dispose  or  to
                   direct the disposition of: 0 shares

                   (iv)  shared  power  to  dispose  or to
                   direct the disposition  of:  11,547,231
                   shares

Item 5.   Ownership of Five Percent or Less of a Class:

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of securities, check the following o.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

          Not applicable

Item 8.   Identification and Classification of Members of the Group:

          See the answer to Item 2(a), (b) and (c)

Item 9.   Notice of Dissolution of Group:

          Not applicable

Item 10.  Certification:

          Not applicable

CUSIP No. 297025 10 8      13G                   Page 6 of 6 pages
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                                 SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                            ESSEMER HOLDINGS, L.P.,
                            By: Kylix Holdings, L.L.C., General Partner
                             By: Demarest Corporation, a principal
                                    manager

                             By /s/ Robert D. Lindsay
                                ------------------------------
                                  Name:   ROBERT D. LINDSAY
                                  Title:  PRESIDENT


                            ESSEC HOLDINGS, L.P.,
                            By: Kylix Holdings, L.L.C., General Partner
                             By: Demarest Corporation, a principal
                                 manager

                             By /s/ Robert D. Lindsay
                                ------------------------------
                                  Name:   ROBERT D. LINDSAY
                                  Title:  PRESIDENT


Dated:  February 12, 1998